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                            October 23, 2023

       David Williams
       Executive Vice President and Chief Financial Officer
       CHEMED CORP
       255 E. Fifth Street, Suite 2600
       Cincinnati, Ohio 45202

                                                        Re: CHEMED CORP
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 27,
2023
                                                            Response Letter
Dated October 16, 2023
                                                            File No. 001-08351

       Dear David Williams:

              We have reviewed your October 16, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Unaudited Consolidating Summaries and Reconciliations of Adjusted EBITDA, page 90

   1. We note your response to our comment. The retention bonus program was implemented for your licensed
healthcare professionals, who have a direct impact on revenue generation, and
therefore represents cash compensation, which is a normal, recurring operating expense. As
such, we request that you discontinue including this adjustment in any future
presentations of your non-GAAP measures for any period presented in accordance with Rule
100(b) of Regulation G as interpreted by Question 100.01 of the
                                                        Non-GAAP Financial
Measures Compliance & Disclosure Interpretations, as updated
                                                        December 13, 2022.
 David Williams
CHEMED CORP
October 23, 2023
Page 2

       Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameDavid Williams
                                                         Division of
Corporation Finance
Comapany NameCHEMED CORP
                                                         Office of Industrial
Applications and
October 23, 2023 Page 2                                  Services
FirstName LastName